[Letterhead of Jones Day]
March 2, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Dan Duchovny, Esq.
Re: GenCorp (File No. 1-0152)
Ladies & Gentlemen:
          As you know, a family of hedge funds managed by Pirate Capital LLC announced plans to engage in an election contest at GenCorp’s 2006 annual meeting of shareholders. In that regard, Pirate apparently filed preliminary proxy materials with the SEC last week.
          GenCorp believes that Pirate’s preliminary proxy materials are materially false and misleading in numerous respects, and respectfully requests that the Staff consider, among other deficiencies in the filing, the following:
1.	Who Pirate Really Is:
•	Pirate/Jolly Roger characterize themselves several times as a “long-term investor” (Pages 3, 4 and 5) in an effort to deceive GenCorp’s shareholders as to their true nature and objectives. However, Pirate/Jolly Roger first began to accumulate shares at the end of 2004 when another hedge fund (Steel Partners) purported to make a takeover bid.[1] Pirate/Jolly Roger jumped into the fray, publicized letters supporting Steel Partners and even filed a Schedule 13D in a transparent attempt to stir the pot even though it was only a 2+% shareholder at the time. Furthermore, as disclosed in their various subsequent Schedule 13D filings, the bulk of their stock acquisitions have occurred in the past several months.

•	In fact, Pirate (through funds like Jolly Roger) is part of the new class of “event based” hedge funds. (See, for example, the enclosed Business Week and New York Magazine articles). These funds typically wrap themselves in corporate governance garb, but, to quote Marty Lipton

          1 GenCorp and Steel Partners settled the matter and a Steel Partners’ representative is now an observer on GenCorp’s Board.

Securities and Exchange Commission
March 2, 2006

(client circular enclosed), are in fact “self-seeking, short-term speculators looking for a quick profit at the expense of the company and its long-term value.” At a minimum, Pirate/Jolly Roger should be required to disclose other fights they’ve initiated, including other proxy fights this year, and their track record to give GenCorp shareholders a true idea of who they are, what their “event based strategy” really is and what it means for all shareholders.
2.	Nominee Stock Ownership:
•	Pirate/Jolly Roger, in another effort to deceive GenCorp’s shareholders as to the supposed kindred spirit that their nominees have with GenCorp’s shareholders (as opposed to current directors), implies that their nominees will be more accountable to GenCorp shareholders because the current GenCorp directors do not have a substantial ownership interest (Page 5). Pirate/Jolly Roger’s nominees, however, own less stock in GenCorp than GenCorp’s current directors. It is Pirate/Jolly Roger, and not its nominees, that own the GenCorp stock.
•	As fiduciaries, Pirate’s nominees would, if elected, owe their fiduciary duties to all GenCorp shareholders. By stating that, because of Pirate/Jolly Roger’s stock ownership, Pirate/Jolly Roger and its nominees have a “vested financial interest” in the Company (Page 5), they imply that in fact their nominees will actually be responsive to Pirate/Jolly Roger, and not GenCorp’s shareholders generally. This is misleading.
3.	Management Performance:
•	As to management performance generally, the dissident proxy statement inexplicably focuses on the loss of GAAP shareholder equity—a metric of little or no relevance to public equity market valuation. The stock market’s reaction to these transactions clearly demonstrates that this irreverent banter is grossly misleading. As shown in the enclosed chart, contrary to the misleading portrayal in Pirate/Jolly Roger’s preliminary proxy statement, the value of an investment in GenCorp was not adversely affected by these events. Indeed, in management’s opinion, the divestitures positioned the Company for sustainable positive value growth in the future.

Not only is disclosure to this effect required to make the information not materially misleading, but we feel that the overall point—emphasis on GAAP write-offs occasioned by the sale of businesses acquired under the leadership of prior management, cannot be permitted to stand in

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March 2, 2006

isolation without being balanced by an honest assessment of the current management’s performance—which has been extremely good.
•	Contrary to the misleading discussion in the dissident draft proxy statement, Aerojet, one of GenCorp’s core businesses, has enjoyed great success. Aerojet’s revenues have tripled since 2001, its results of operations have steadily improved and it has emerged as one of only three remaining major propulsion companies in the U. S. Moreover, the trading value of GenCorp common stock has increased three-fold since March 2003, shortly after the current Chairman and CEO assumed these roles.
4.	Declassification Proposal:
Pirate/Jolly Roger also states that the Company intends to oppose Pirate/Jolly Roger’s declassification proposal (Page 8). The Company has disclosed in its preliminary proxy statement that the Company’s Board has adopted a policy that if Pirate/Jolly Roger’s proposal is approved by the holders of a majority of the total voting power of the Company, the Company will submit a binding proposal in 2007 to amend the Company’s charter to declassify the Board, and the Board will recommend in favor of that proposal. We believe that Pirate/Jolly Roger’s statement is currently misleading without referring to this Board policy.
5.	Legal Matters:
•	Pirate/Jolly Roger filed suit against GenCorp in Ohio seeking to enjoin GenCorp from invoking provisions of Ohio law to invalidate the solicitation, acquisition or exercise of proxies by Pirate/Jolly Roger, alleging that GenCorp threatened to do so (complaint enclosed). GenCorp never told Pirate/Jolly Roger it intended to invoke any Ohio law to invalidate proxies obtained by Pirate/Jolly Roger, and has no such intent. Furthermore, Pirate/Jolly Roger issued a press release discussing this litigation, which press release was intentionally designed to mislead shareholders into thinking that the Company is trying to disenfranchise their vote. Pirate/Jolly Roger should be required to correct this misimpression.

•	Pirate/Jolly Roger indicate in their preliminary proxy statement that representatives of Pirate had discussions with representatives of the Company regarding matters of board composition, corporate governance and strategic direction, but that no agreements were reached (Page 5). What they failed to disclose, however, were the threats they made during these discussions to take control of the Company. Surely, Pirate/Jolly Roger must make fair and full

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March 2, 2006

disclosure of their intentions regarding these matters in its proxy materials as well as its Schedule 13D.

•	In addition, Pirate/Jolly Roger is subject to the Ohio profits disgorgement statute (Section 1701.043 of the Ohio Revised Code). This statute, which applies to every Ohio corporation, provides that any profit realized from the disposition of any equity securities of a corporation formed under the laws of the State of Ohio by a person who, within eighteen months before disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the corporation, inures to and is recoverable by the corporation. “To acquire control of the corporation” means the acquisition of the power, whether or not exercised, to direct or cause the direction of the management and policies of the corporation, including through the ownership of voting shares. We believe commencing the proxy contest for the election of directors, as well as comments made by representatives of Pirate to members of GenCorp’s Board of Directors, clearly fall within these provisions.
          The above are only a few of the numerous deficiencies in Pirate/Jolly Roger’s preliminary proxy materials. We would, of course, be pleased to discuss these matters with you in greater detail at your convenience.

Very truly yours,
/s/ Robert A. Profusek

Robert A. Profusek

cc:	Mark Whitney, Esq. (GenCorp)
Stephen Fraidin, Esq. (Kirkland & Ellis)